Exhibit 99.2

Form of Certification Pursuant to Section 1350 of Chapter 63
of Title 18 of the United States Code

I, William R. Fatt, Chief Executive Officer of Fairmont Hotels & Resorts Inc., certify that (i) the Form 6-K for the month of February 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 6-K fairly presents, in all material respects, the financial condition and results of operations of Fairmont Hotels & Resorts Inc.

/s/ William R. Fatt
William R. Fatt
Chief Executive Officer

Date: February 28, 2005